CANTOR EQUITY PARTNERS II, INC.

110 East 59th Street
New York, NY 10022

April 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pearlyne Paulemon

Jeffrey Gabor

Re:	Cantor Equity Partners II, Inc.
Registration Statement on Form S-1
Filed March 10, 2025, as amended File No. 333-285681

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cantor Equity Partners II, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Thursday, May 1, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Brandon Lutnick
Brandon Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP